2007 Investment Seminars

January 19, 2007

Attend one or more of our investment seminars at The Edina Country Club (7:30 - 8:30 a.m.) or in our offices in the IDS Center (12:00 - 1:00 p.m.). Seminars are free, but reservations are required.

January 24th, January 25th (12:00 p.m. only) & January 31st (11:30 a.m. only)| Enough is Enough! How to Get Your Financial House in Order

Make good on that New Year's resolution and get organized. We'll help you organize all of your finances -- and all that paper -- in a strategic way and develop a plan to strengthen your net worth.

The January 24th and 25th seminars no longer have available space.

February 28th & March 7th (11:30 a.m. only)| Highlights of the Pension Protection Act of 2006

Learn how this bill, the most comprehensive in 32 years, will impact you and your retirement.

The February 28th morning seminar no longer has available space.

March 28th | The ABC's of Investing and Mutual Funds

Attend this seminar to learn some of the fundamentals of investing, how mutual funds work, and how to build an investment portfolio.

April 25th | Raising Financially Savvy Kids in a Spendthrift Society

Attend this seminar to gain ideas and insights into how grade schoolers, teenagers and young adults can be taught important principles of handling money in today's consumer age.

May 23rd | Help! I Want to Be Able to Retire Someday... But How?

Imagine going on a 20 or 30 year vacation. Now imagine how you'll pay for it. Learn how to estimate how much money you will need at retirement, how to develop a plan to reach your goals, and some tax saving strategies.

Contact Denise Johnson to reserve your spot.
612-359-2533/800-332-5580, ext. 533 or ddj@sitinvest.com